Filed by Rockville Financial, Inc.

pursuant to Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-6(b)

under the Securities Exchange Act of 1934

Subject Company: United Financial Bancorp, Inc.

Commission File No.: 333-192930

March 6, 2014

***IMPORTANT REMINDER: PLEASE VOTE TODAY***

Dear Stockholder:

We have previously mailed you information relative to the Special Meeting of Stockholders of Rockville Financial, Inc. to be held on April 8, 2014.

According to our latest records we have not yet received your vote. The Special Meeting is now only a short time away. It is important that you sign and return the enclosed proxy card today in order to make sure that your shares will be voted at the meeting in accordance with your desires.

Your Board of Directors recommends that you vote FOR proposals 1, 2, 3 and 4.

The approval of the Rockville merger proposal requires the affirmative vote of at least two-thirds of the outstanding shares. The approval of the amendment to Rockville’s certificate of incorporation requires the affirmative vote of not less than 80% of the outstanding shares of Rockville common stock.

Your vote is very important no matter how many shares you own.

If you fail to vote or mark “ABSTAIN” on your proxy with respect to the Rockville merger proposal or the Rockville certificate amendment proposal, it will have the same effect as a vote “AGAINST” the proposals.

Please sign and date the enclosed proxy card today. In the event that more than one vote is received from you, the one bearing the latest date will be counted, as it automatically revokes all prior proxies.

Thank you for your cooperation and continued support.

Sincerely,

William H. W. Crawford, IV

President & Chief Executive Officer

*** Please Vote Today***

P.O. Box 660, Rockville, CT 06066    860-291-3600

Additional Information for Stockholders

In connection with the proposed merger between Rockville and United Financial Bancorp, Inc. (“United”), Rockville has filed with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 (File No. 333-192930) that includes a joint proxy statement of Rockville and United and a prospectus of Rockville, as well as other relevant documents concerning the proposed transaction. The SEC declared the Registration Statement effective as of February 5, 2014, and Rockville and United have mailed the definitive joint proxy statement/prospectus to their respective stockholders. STOCKHOLDERS OF ROCKVILLE ARE URGED TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED MERGER AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other filings containing information about Rockville and United at the SEC’s website at www.sec.gov. The joint proxy statement/prospectus and the other filings may also be obtained free of charge at Rockville’s website at www.rockvillefinancialinc.com under the section “SEC Filings” or at United’s website at www.bankatunited.com under the tab “About Us” and then “Investor Relations,” and then under the heading “SEC Filings.”

Rockville, United and certain of their respective directors and executive officers, under the SEC’s rules, may be deemed to be participants in the solicitation of proxies of Rockville’s and United’s stockholders in connection with the proposed merger. Information about the directors and executive officers of Rockville and their ownership of Rockville common stock is set forth in the proxy statement for Rockville’s 2013 Annual Meeting of Stockholders, as filed with the SEC on Schedule 14A on April 4, 2013. Information about the directors and executive officers of United and their ownership of United common stock is set forth in the proxy statement for United’s 2013 Annual Meeting of Stockholders, as filed with the SEC on a Schedule 14A on March 13, 2013. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction is contained in the joint proxy statement/prospectus regarding the proposed merger. Free copies of this document may be obtained as described in the preceding paragraph

P.O. Box 660, Rockville, CT 06066    860-291-3600